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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-Ж66274

8-66274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 3/31/2019

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: England Securities, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

7201 Wisconsin Avenue, Suite 480

(No. and Street)

Bethesda   MD   20814

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig W England   (202) 386-6501

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group, LLC

(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane   Kennett Square   PA   19348

(Address)   (City)   (State)   (Zip Code)

SEC
Mail Processing
Section

MAY 3 1 2019

Washington DC
413

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig W. England _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
England Securities, LLC _____ , as
of March 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

POONEH AZADIKHAH
Notary Public-Maryland
Montgomery County
My Commission Expires
April 13, 2022

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENGLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

As of March 31, 2019
With Report of Independent Registered Public Accounting Firm

ENGLAND SECURITIES, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of England Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of England Securities, LLC as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of England Securities, LLC as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of England Securities, LLC's management. Our responsibility is to express an opinion on England Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to England Securities, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as England Securities, LLC's auditor since 2015.

Kennett Square, Pennsylvania
May 30, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

ENGLAND SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2019

ASSETS

Cash and Cash Equivalents	$	289,495
Accounts Receivable		87,358
Accounts Receivable - Affiliates		6,825
Prepaid Expenses		1,463
Furniture and Equipment - Net		25,071
Deposits		34,358
Deferred Tax Asset		86,897
Total Assets	$	531,467

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Compensation, Taxes and Benefits Payable	$	33,481
Deferred Revenue		60,000
Accounts Payable and Accrued Expenses		64,650
Total Liabilities		158,131

MEMBER'S EQUITY

Member's Equity		373,336
Total Liabilities and Member's Equity	$	531,467

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

England Securities, LLC (the Company) was organized for the purpose of engaging in investment banking and related activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of England & Company, LLC (E&C).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements have been prepared using the accrual basis of accounting. The Company changed its fiscal year end from December 31st to March 31st. As a result of this change, the financial statements cover the fifteen-month period from January 1, 2018 to March 31, 2019 (Audit Period). The Company's next fiscal year will run from April 1, 2019 through March 31, 2020.

Depreciation - Office equipment, furniture and fixtures are recorded at cost and are depreciated using the straight-line method and are shown net of $103,801 accumulated depreciation.

Use of Estimates - The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Revenue Recognition - Effective January 1, 2018, the Company adopted Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" using the modified retrospective method (i.e., applied prospectively effective January 1, 2018 without revising prior periods). Implementation of this accounting policy resulted in a $103,000 reduction in the Company's opening retained earnings and a corresponding increase in deferred revenue liabilities as of January 1, 2018.

Leases - In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than twelve months. Upon initial evaluation, management does not anticipate any material impact on the Company's financial statements.

Income Taxes - Income taxes are accounted under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a

determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determine that the Company would be able to realize our deferred tax assets in the future in excess of their net recorded amount, an adjustment to the deferred tax asset valuation allowance would be made, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority is recognized.

Accounts Receivable - Management closely monitors outstanding accounts receivable and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. The Company believes as of March 31, 2019 all accounts receivable are collectible. Therefore, no allowance has been established.

NOTE 3 – CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

NOTE 4– LEASES

The Company has four office leases which have lease terms expiring from June 2020 through April 2023. The future minimum lease payments under the office leases are approximately as follows:

FY 2020	$ 506,909
FY 2021	447,497
FY 2022	200,728
FY 2023	88,527
FY 2024	7,390
Total	$ 1,251,051

NOTE 5 – INCOME TAXES

The provision (benefit) for income taxes for the Audit Period ending March 31, 2019 consists of the following:

	Current Taxes (Benefit)	Deferred Tax (Benefit)	Total Provision (Benefit)
Federal	$ (6,162)	$ (63)	$ (6,225)
State	1,913	(30)	1,883
Total	$ (4,250)	$ (93)	$ (4,342)

As of March 31, 2019, the Company had an NOL carryforward of $276,835 for federal and state income tax purposes; such NOL carryforward does not begin to expire prior to 2030. All tax years since January 1, 2015 are open to tax examination by authorities.

NOTE 6 - RETIREMENT PLAN

The Company sponsors a safe harbor 401(k) plan for the benefit of its employees. The plan covers substantially all employees and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company elected to contribute $63,672 during the Audit Period ended March 31, 2019.

NOTE 7 - RELATED PARTY TRANSACTIONS

In the normal course of business and for administrative convenience, the Company advances payment of certain operating expenses on behalf of affiliated entities of the Company. During the Audit Period, the Company advanced $1,906 in such affiliate expense payments, of which $70 were unreimbursed as of March 31, 2019. During the Audit Period, an affiliate of the Company retained the services of the Company to perform consulting services for clients of the affiliate; the Company billed the affiliate $59,969 for these services, of which $6,250 was outstanding as of March 31, 2019. During the Audit Period, an affiliate of the Company acquired certain assets owned by the Company for a total purchase price of $11,326, such price representing either the Company's original acquisition cost or book value of such assets. One officer of the Company has balances due to the Company totaling $505 from ordinary course activities. Additionally, an officer of the Company has provided a personal guarantee of certain of the Company's obligations for one of its office leases.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company had net capital of $131,364 which was $120,822 in excess of its required net capital of $10,542. The Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.

NOTE 9 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).

NOTE 10 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 30, 2019, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that management believes would have material impact on the Company's financial statements.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __March 31, 2019__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66274 FINRA MAR
ENGLAND SECURITIES LLC
7201 WISCONSIN AVE STE 480
BETHESDA MD 20814-4851

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Craig England 202-386-6501

2. A. General Assessment (item 2e from page 2) $ 9,136

   B. Less payment made with SIPC-6 filed (exclude interest) (6,875)
   __6/30/2018__
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 2,261

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,261

   G. PAYMENT: √ the box
   Check mailed to P.O. Box ☐   Funds Wired ☐   ACH ☐ $ 2,261
   Total (must be same as F above)

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

England Securities LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 26 day of April, 20 2019

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked _____ Received _____ Reviewed _____
Calculations _____ Documentation _____ Forward Copy _____
Exceptions:
Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __11/1/2018__
and ending __3/31/2019__

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __6,090,967__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
Code 4075 plus line 2b(4) above) but not in excess
of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities
accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ __6,090,967__

2e. General Assessment @ .0015 $ __9,136__
(to page 1, line 2.A.)

2